

Mail Stop 3030

February 17, 2009

Via Facsimile and U.S. Mail

Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
620 No. Lindenwood Drive
Olathe, KS 66062

      Re: Siemens Aktiengesellschaft
             Form 20-F for the Fiscal Year Ended September 30, 2008
               Filed December 2, 2008
             File No. 001-15174

Dear Mr. Kaeser:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended September 30, 2008

1.   We note from disclosure on page 11 that you conduct operations in Cuba, Iran, Syria and Sudan. We also note news articles stating that you have entered into several new transactions in those countries since 2006, and an April 2008 news article stating that you currently have a $500 million trade relationship with Iran. Please describe to us the transactions, contracts, agreements and understandings you have entered into with Cuba, Iran, Syria and Sudan since your letter to us of February 15, 2006, regarding your contacts with those countries. Include in your response information regarding any payments you have made to the governments of those countries, or to entities controlled by those governments. In this regard, we note an April 2008 news article stating that have acknowledged that you paid 19 million euros to bribe Iranian officials.

2.   By letters dated October19, 2005, and February 15, 2006, you previously advised the staff of your view that your operations in Cuba, Iran, Syria and Sudan were not material to your operations on a quantitative or qualitative basis. Please provide an updated materiality analysis of your operations associated with those countries, including the potential impact upon your reputation and share value. In this regard, we note a January 2009 news article stating that shareholder groups have expressed concerns about your operations in Iran. Your response should take into consideration this recent expression of investor sentiment, the reported contacts we note in the foregoing comment, and any additional contacts you discuss in your response to the foregoing comment.

3.   We note January 2009 and April 2008 news articles stating that you have engaged in transactions with Iranian companies for the gas and oil sectors, and that you have provided Iran with surveillance technology. By letter dated October 15, 2005, you previously advised the staff that to the best of your knowledge, you did not sell any dual-use goods which could be used for military purposes to countries designated as state sponsors of terrorism by the US Department of State. Please tell us whether this continues to be the case. Tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided, directly or indirectly, into Iran, Sudan, Syria or Cuba since October 15, 2005, have military uses, and describe possible military uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, equipment, components, technology, or services have been put to military use by Iran, Sudan, Syria or Cuba, and discuss any use of which you are aware. Finally, if you have provided into Iran, directly or indirectly, any products, equipment, components, technology, or services that can be put to military use, please discuss the applicability of the Iran Freedom Support Act of 2006.

4.   We note disclosure on page 11 that you ceased operations in Sudan as of June 30, 2007. Please tell us whether the company still maintains an office in Khartoum, Sudan and whether you or your subsidiaries or affiliates cancelled all pending agreements with

companies in Sudan, including Mobitel Sudan, and clarify whether any of these agreements are still in effect.

Table of Contents, page 41

5.   We note your discussion of your non-GAAP financial measures "free cash flow" and "net debt" here and elsewhere in the filing. With reference to Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, please revise your disclosures relating to each non-GAAP financial measure in future filings to explain in greater detail:

- the specific manner in which management uses each of the non-GAAP financial measures to conduct or evaluate its business.

- the economic substance behind management's decision to use each of the measures; and

- the material limitations associated with the use of each of the non-GAAP measures as compared to the use of the most directly comparable GAAP measures, including the manner in which management compensates for these limitations when using the non-GAAP measures.

Item 17. Financial Statements, page F-1

Segment Information, page F-8

6.   We note your presentation of "free cash flow" by segment in the consolidated financial statements. We also note your disclosure on page 42 where you refer to "free cash flow" as a measure of cash generation. As the amounts appear to be non-GAAP measures, please tell us how your presentation complies with Item 10(e)(1)(ii)(C) of Regulation S-K, which prohibits presentation of non-GAAP financial information on the face of, or in the notes to, your financial statements. Alternatively, tell us why you believe the presentation of this cash generation measure complies with paragraphs 23-27 of IFRS 8.

Notes to Consolidated Financial Statements, page F-10

Note 5. Restructuring Expense, page F-24

7.   Please revise your future filings to include all of the disclosures required by paragraphs 84-85 of IAS 37 related to your restructuring provisions.

Note 28. Additional Capital Disclosures, page F-64

8.   We note on page F-65 that you present "adjusted industrial net debt" as of September 30, 2008 and 2007. As this appears to be a non-GAAP measure, please tell us how you have complied with Item 10(e)(1)(ii)(C) of Regulation S-K, which prohibits presentation of non-GAAP financial information on the face of, or in the notes to, your financial statements.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief